Exhibit 99.3

Vision Marine Technologies to Ring the Virtual Nasdaq Closing Bell on December 2, 2020

Montreal, Quebec, Dec. 02, 2020 (GLOBE NEWSWIRE) -- via NewMediaWire -- Vision Marine Technologies, Inc., (Nasdaq: “VMAR”) (“Vision” or the “Company”), the leading provider of electric technology in the design and manufacture of the first fully electric powertrain outboard motor (E-Motion) and electric power boats, announced today the Co-Founder and Chief Executive Officer, Alex Mongeon, will ring the virtual Nasdaq Closing Bell to celebrate the Company’s listing to the Nasdaq Capital Markets.

“The listing of our Company on the Nasdaq represents a significant milestone in our growth,” stated Alex Mongeon, Co-Founder & CEO of Vision.  “We believe this listing will increase our visibility in the marketplace, broaden and diversify our shareholder base, and ultimately enhance long-term shareholder value.  I would like to thank our employees, directors, and partners for their hard work in making Vision a member of the Nasdaq exchange, an important step that will help facilitate the continued advancement of our pipeline.”

The event can be viewed live at livestream: https://livestream.com/accounts/27896496/events/9409759 starting at 3:30 pm E.T. and ending with the bell ringing at 4:00 pm E.T. on the Nasdaq Market site Tower.

About Vision Marine Technologies

Vision Marine Technologies, Inc., strives to change and be a contributing factor in fighting the problem of waterway pollution by disrupting the boating industry with electric power, contributing to zero pollution, zero emission, wave less water, and a noiseless environment.

Our flagship outboard powertrain (E-Motion) is the first fully electric outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design and extensive control software. Our E-Motion technologies used in this powertrain system are designed to improve the efficiency of the outboard powertrain and, as a result, increase range and performance.

Vision continues to design, innovate, manufacture, and sell our handcrafted, high performance, environmentally friendly, electric recreational powerboats to recreational customers.

The design and technology applied to our boats results in far greater and enhanced performance, higher speeds, and longer range. Simply stated, a smoother ride than a traditional ICE motorboat.

Forward-Looking Statements

The statements contained in this press release that are not historical facts are forward-looking statements.  The forward-looking statements are subject to various risks, uncertainties, assumptions, or changes in circumstances that are different to predict or quantify. Actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are beyond Vision’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision’s filings with the SEC, including its registration statement on Form F-1, as amended from time to time, under the caption “Risk Factors.” Any forward-looking statement in this press release speaks only as of the date of this release. Vision undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

For further information, please contact:

Bruce Nurse, Investor Relations

(800) 871-4274

bn@v-mti.com

https://visionmarinetechnologies.com